May 24, 2024

Ms. Hodan Siad

Mr. Kayla Roberts

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Pacific Gas & Electric Company

PG&E Recovery Funding LLC

Registration Statement on Form SF-1

Filed April 15, 2024

File Nos. 333-278688 and 333-278688-01

Dear Ms. Siad and Ms. Roberts:

On behalf of Pacific Gas & Electric Company (“PG&E”) and PG&E Recovery Funding LLC (the “Issuing Entity” and, together with PG&E, the “Registrants”), we are submitting via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits, “Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated May 13, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on April 15, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

Registration Statement on Form SF-1

Cover Page

1.

We note your footnote stating that interest on the recovery bonds will accrue from [ ], 2024 and that accrued interest must be paid by the purchaser if the bonds are delivered after that date. Please revise your form of prospectus to clarify the meaning of this statement and disclose the material terms of any such obligation on the part of the purchaser to pay interest on the bonds.

The Registrants have revised the footnote to clarify that interest will begin to accrue on the closing date (the original issuance date) and to the extent a purchaser of the recovery bonds takes delivery of the recovery bonds after the closing date, such purchaser will be obligated to pay accrued interest on such recovery bonds in addition to the price to the public.

Ms. Siad and Ms. Roberts

Securities and Exchange Commission

May 24, 2024

2.

We note that the recovery bonds will be offered in three tranches. Please revise your cover page and your form of prospectus as necessary to identify the tranche designations being offered. Refer to Item 501(b)(2) of Regulation S-K and Item 1102(b) of Regulation AB.

The Registrants have revised the cover page and form of prospectus to identify each tranche designation. Please note, however, that final number of tranches of recovery bonds offered will be determined by market conditions. The final number and principal amount of each tranche will be disclosed by the Registrants by way of a subsequent amendment to be filed prior to requesting acceleration for the Registration Statement to be declared effective.

Prospectus Summary of Terms

Diagram of Transaction and Flow of Funds, page 12

3.	The diagram of the transaction and the chart representing the flow of funds are not readable. Specifically, the diagrams are too small and the text is not clear or legible. Please revise accordingly.

The Registrants have updated the diagram of the transaction and the chart representing the flow of funds in Amendment No. 1 to improve the readability of such diagram and chart.

Priority of Payments, page 17

4.

We note your disclosure that PG&E, as initial servicer and administrator, will be entitled to receive reimbursement of out-of-pocket expenses in addition to the annual servicing and administration fees. We are unable to locate additional disclosure throughout the form of prospectus with respect to the expected amount of such out-of-pocket expenses or whether there are any restrictions or limits on such out-of-pocket expenses. Please revise.

The financing order permits the administrator and servicer to recover certain out-of-pocket expenses relating to servicing the recovery bonds in addition to the administration fee and servicing fee. The Registrants have updated the summary to include a description of such authorized out-of-pocket expenses. Please see page 81 for disclosure concerning the administrator’s expenses and pages 130 and 131 for disclosure concerning the initial servicer’s expenses. There is no limit in the financing order on the amount of the out-of-pocket expenses authorized to be recovered and such expenses will be recovered as ongoing financial costs through the collection of the fixed recovery charges and paid to the administrator and servicer in accordance with the payment waterfall in the indenture.

Risk Factors

PG&E Corporation and PG&E could be liable as a result of [Various Wildfires], page 31

5.

We note your risk factor stating that PG&E Corporation and PG&E could be liable as a result of various wildfires occurring 2019-2022 or future wildfires, which could impact PG&E’s ability to service the recovery property. Please revise your risk factor and, if applicable, your disclosure throughout your prospectus as necessary, to explain why such liability could impact servicing of the recovery property or could otherwise impact bondholders. As an example only, we note your statement that liability for any such wildfire(s) could require PG&E to make restitution payments to victims, but the risk factor does not state how such restitution payments would impact the holders of the recovery bonds. Refer to Item 503 of Regulation S-K.

Ms. Siad and Ms. Roberts

Securities and Exchange Commission

May 24, 2024

Wildfires in PG&E’s service territory, depending on their magnitude, either individually or in the aggregate, could expose PG&E to significant liability that could result in PG&E being required to enter bankruptcy proceedings. In such an event creditors may assert claims against the fixed recovery property and the fixed recovery charges. See “Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” which address the risks associated with a potential bankruptcy proceeding. In addition, under Section 7.01(e) of the Recovery Property Servicing Agreement, an Insolvency Event (as defined in that agreement) with respect to PG&E is a servicer default. Upon a servicer default, either the trustee for the recovery bonds or the holders of a majority of the outstanding principal amount of the recovery bonds may terminate PG&E as servicer upon the appointment of a successor servicer. See “Rights Upon a Servicer Default” on page 135. The replacement of PG&E as servicer could cause interruptions or delays to billing, collections and remittances of the fixed recovery charges. See the risk factor entitled “If the issuing entity replaces PG&E as the servicer, the issuing entity may experience difficulties finding and using a replacement servicer” on page 36. In addition, it might be difficult for successor servicers to collect the fixed recovery charges from PG&E’s customers. See the risk factor of the same name on pages 37 and 38. In this way, if PG&E were to enter bankruptcy proceedings, there could be interruptions or delays to billing, collections and remittances of the fixed recovery charges, or PG&E may be replaced as servicer. See the risk factors under the heading “Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer,” including the risk factor entitled “The bankruptcy of PG&E or any successor seller might result in losses or delays in payments on the recovery bonds” beginning on page 41. Interruptions or delays in fixed recovery charge collections could result in missed or delayed payments of principal and interest, which could materially reduce the value of an investment in the recovery bonds. See the risk factor entitled “You may experience material payment delays or incur a loss on your investment in the recovery bonds because the source of funds for payment is limited” on page 28. The Registrants have revised the risk factor to clarify this risk.

The issuing entity will issue several tranches, and may issue multiple series, of the recovery bonds, page 45

6.

We note your disclosure that “some matters relating to the recovery bonds may require the vote of the holders of all tranches of the recovery bonds.” Your form of prospectus, however, does not appear to include disclosure about which matters may require the vote of the holders of all tranches of the bonds. Please revise.

The transaction documents require different levels of consent by holders of the recovery bonds, depending on the issue being disclosed to the holders. For example, supplemental indentures that require holder consent must obtain the consent of the holders of not less than a majority of the outstanding amount of the recovery bonds of each tranche to be adversely affected. Similarly, certain amendments to the servicing agreement require written consent of the holders of recovery bonds evidencing not less than a majority of the outstanding amount of all recovery bonds affected by any such amendment. However, the direction by holders to have the trustee appoint a successor servicer, the waiver of certain servicer defaults and certain amendments to the administration agreement require the consent of not less than a majority of the holders of each series of recovery bonds then outstanding, regardless of tranche designation. The disclosure has been revised to clarify whether a provision requiring consent of the holders requires consent of all holders of each series of the recovery bonds, or consent on a tranche by tranche basis.

Ms. Siad and Ms. Roberts

Securities and Exchange Commission

May 24, 2024

Security for the Recovery Bonds, page 109

7.

We note that, in addition to the recovery property, the bonds will also be secured by “the collection account for the recovery bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consistent of securities for purposes of Securities Act Rule 190.

The Registrants confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

How a Bankruptcy May Affect Your Investment , page 138

8.

Here and elsewhere throughout your form of prospectus, you discuss the risk associated with a potential bankruptcy proceeding of the seller or servicer and you note that the servicer will commingle the fixed recovery charges with other revenues it collects, which might obstruct access to the fixed recovery charges in case of the servicer’s bankruptcy and reduce the value of an investment in the recovery bonds. You further note that a bankruptcy filing by PG&E could trigger a bankruptcy filing by the issuing entity with similar negative consequences for bondholders. We note that PG&E Corporation and Pacific Gas and Electric Company’s Annual Report for the year ending December 31, 2023, includes disclosure related to PG&E’s recent emergence from Chapter 11 and ongoing proceedings and costs related to such bankruptcy proceedings. When discussing the risks to the recovery bonds associated with a potential bankruptcy proceeding, please consider whether such risks should be discussed in context of registrant’s recent experience with such proceedings. To the extent material, please also address any recent or ongoing bankruptcy-related proceedings PG&E Corporation and Pacific Gas and Electric Company have.

The Registrants note that there were not any prior recovery bonds outstanding at the time of the 2020 bankruptcy proceedings of PG&E Corporation and PG&E so the Registrants do not feel that the experience during the prior bankruptcy proceeding is material. The Registrants also note that there are no current bankruptcy-related proceedings of the PG&E Corporation or PG&E that are material to this offering.

Affiliations and Certain Relationships and Related Transactions, page 145

9.

Your disclosure refers to certain ordinary course banking relationships maintained by each of the sponsor, the initial servicer and the depositor with certain other transaction parties. To the extent there are other material affiliations, relationships and/or related transactions that are required to be disclosed under Item 1119 of Regulation AB, please revise your disclosure to identify any such affiliations, relationships and/or related transactions. We note your disclosure on page 53, for example, that PG&E worked with the underwriters in preparing legal agreements that provide for the terms and security of the recovery bonds. Refer to Item 1119 of Regulation AB.

The Registrants hereby confirm that there are no other material affiliations, relationships and/or related transactions that require disclosure under Item 1119 of Regulation AB. With regards to the specific reference to working with the underwriters to prepare certain legal agreements, those agreements have been prepared with the cooperation of underwriters’ counsel and certain banks that we expect to be retained in connection with this transaction. As a result, the Registrants do not believe any additional disclosures are required under Item 1119(b) of Regulation AB.

Ms. Siad and Ms. Roberts

Securities and Exchange Commission

May 24, 2024

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2

10.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

The form of Opinion with respect to U.S. and California constitutional matters, and the Exhibit 5.1 Opinion and Exhibit 8.1 Opinion are being filed with Amendment No. 1. The form of Underwriting Agreement and an updated Filing Fee Table will be filed by subsequent amendment.

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s thoughtful review and are committed to transparent, quality disclosure. We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or desire further information, please do not hesitate to contact the undersigned at (212) 309-1071 or Adam O’Brian, Esq. at (212) 309-1043 at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Michael F. Fitzpatrick, Jr.
Michael F. Fitzpatrick, Jr., Esq.

cc:	Sumeet Singh, Pacific Gas and Electric Company

Margaret Becker, PG&E Recovery Funding LLC

Adam O’Brian, Esq., Hunton Andrews Kurth LLP